BRUDERMAN BROTHERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

BRUDERMAN BROTHERS, LLC
DECEMBER 31, 2020
CONTENTS



GR REID
ASSOCIATES, LLP
... responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruderman Brothers, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bruderman Brothers, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bruderman Brothers, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements is the responsibility of Bruderman Brothers LLC's management. Our responsibility is to express an opinion on Bruderman Brothers. LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bruderman Brothers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

G. R. Reid Associates, LLP

We have served as Bruderman Brothers LLC's auditor since 2017.

Woodbury, NY

March 16, 2021

BRUDERMAN BROTHERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash and cash equivalents	$ 362,186
Commission receivable	25,000
Due from clearing broker	250,000
Securities owned, at fair value	39,822
Goodwill	222,347
Intangibles, net	329,083
Related party receivable	16,573
Other assets	62,006
Total Assets	**$ 1,307,017**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 51,836
Total Liabilities	51,836

Commitments and contingencies (notes 3, 6 & 8)

Member's Equity	1,255,181
Total Liabilities and Member's Equity	**$ 1,307,017**

The accompanying notes are an integral part of the statement of financial condition

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Bruderman Brothers, LLC (the "Company") was formed in December 2014 under the laws of the State of New York. Its predecessor Bruderman Brothers, Inc. ("BBI") was incorporated in New York State in January 1996. In February of 2000, BBI became a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). In 2014, BBI changed its corporate form from a corporation to a limited liability company. To accomplish the change in corporate form, BBI changed its name to BBI II, Inc. on December 5, 2014, and on December 19, 2014, BBI II, Inc. merged into the Company and became a wholly owned subsidiary of Bruderman Asset Management, LLC ("BAM" or "Parent"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

As more fully described in Note 8, on January 2, 2015, the Company and its Parent purchased certain assets of the brokerage and asset management and advisory businesses from Gary Goldberg & Co. Inc. ("GGC"), a FINRA registered broker-dealer, and Gary Goldberg Planning Services, Incorporated (an SEC-registered investment advisory firm) (the "GG Transaction").

As a result of the GG Transaction the Company functions as a full service broker-dealer, primarily of insurance annuities and mutual fund products and also assists clients in the sale of their business and/or in debt and equity financings.

The operating agreement provides that the Member will not have any personal liability for any debt or obligation of liability of the Company.

There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2020.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a single member LLC, and by default it is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of New York State Law. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is included in a chain of single member LLC's with the top tier of ownership being two grantor trusts. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to two grantor trusts whose owners are liable for any federal and state income taxes.

The Company evaluates its uncertain tax provisions under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 *Income Taxes* ("FASB ASC 740"). FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740.

As of December 31, 2020, no liability for unrecognized tax benefits was required to be recorded.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

GOODWILL

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill acquired and determined to have an indefinite useful life is not amortized but instead tested for impairment at least annually. In the impairment test, the carrying amount of the reporting unit is compared with its fair value. When the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized up to a maximum amount of the recorded goodwill related to the reporting unit. Goodwill impairment losses are not reversed. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

Amortizing identifiable intangible assets generally represent the cost of customer relationships, trade names and non-compete agreement. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Amortization of the Company's intangible assets is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Customer relationships	15 years
Trade names	5 years
Non-compete agreement	5 years

CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS

The Company maintains its checking accounts at one financial institution at December 31, 2020. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the cash balances may be uninsured or in a deposit account that exceeds the FDIC insurance limit.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Under that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RISK TO OPERATIONS

The United States is presently in the midst of a national health emergency related to a virus, commonly known as Novel Coronavirus (COVID-19). The overall consequences of COVID-19 on a national, regional and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Company and its future results and financial position is not presently determinable.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 16, 2021, the date on which these financial statements are being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

NOTE 2 - COMMISSION RECEIVABLE

The Company had receivables of $25,000 as of December 31, 2020, which were due from a related company under common control of the Company, for commissions it earned.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATION AND RELATED INDEMNIFICATION

The Company has a clearing deposit of $250,000 with the clearing broker pursuant to requirements set forth by the clearing broker.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization. The agreement between the Company and its clearing broker provides, in part, for the Company to guarantee the clearing broker against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time by either party after giving 90 days' written notice.

NOTE 4 – FIXED ASSETS

Fixed assets consist of the following at December 31, 2020:

Furniture and fixtures	$ 25,543
Office equipment	1,656
Leasehold improvements	8,118
Telephone equipment	4,820
	40,137
Less – Accumulated depreciation and amortization	(40,137)
	$ 0

NOTE 5 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities measured at fair value at December 31, 2020:

Description	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds (included in cash and cash equivalents)	$53,439	$ 0	$ 0	$53,439	(a)
Equity securities owned, at fair value					
Financial industry	39,822	0	0	39,822	(a)
Total	$93,261	$ 0	$ 0	$93,261	

There were no transfers between Levels of the fair value hierarchy during the year ended December 31, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

RECEIVABLE FROM MEMBER

The Company made advances to the Member totaling $16,573 as of December 31, 2020, which are due on demand. The advances are non-interest bearing.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital amounted to $593,190 which was $588,130 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00874 to 1 at December 31, 2020

NOTE 8 - ACQUISITION

On January 2, 2015, the Company purchased certain assets of GGC for $5,458,334.

The following table summarizes the recognized amounts of identifiable assets acquired at the acquisition date:

Due from clearing broker	$ 20,633
Fixed assets	40,137
Other assets	6,244
Goodwill	2,236,169
Intangible assets	3,155,151
Total consideration paid	$ 5,458,334

As part of the GG Transaction, the GGC brokerage business will operate within the Company and the asset management and advisory business will operate within BAM. The funding for the transaction was provided by BAM's parent.

NOTE 8 – ACQUISITION (CONTINUED)

Last year, Gary Goldberg, a former Bruderman employee filed a suit against the Firm in New York Supreme Court for $5,233,423.06 representing his claims. During the year, Mr. Goldberg filed a Statement of Claim against the Firm with FINRA Arbitration for $4,033,593.59 representing his claims. During the year, an entity controlled by Mr. Goldberg filed a suit against the Parent in New York Supreme Court, County of Rockland for $166,060.70 representing his claims.

The Firm is vigorously defending these actions, denying the claims and asserting counterclaims and all available affirmative defenses. Since it presently is not possible to determine the outcome of these matters, no provision has been made in the financial statements for their ultimate resolution.

NOTE 9 - LITIGATION

On September 24, 2019, Gary M. Goldberg ("Goldberg") filed a complaint naming as defendants the Company, Bruderman Asset Management, LLC ("BAM"), which is the Company's parent, and James M. Bruderman and Matthew J. Bruderman, who are the President and Chairman, respectively, of the Company. In response, the Company and BAM moved to compel arbitration of the claims asserted by Goldberg. On October 24, 2019, Goldberg filed a First Amended Complaint. On November 21, 2019, before the time to respond to the First Amended Complaint expired, Goldberg filed a Second Amended Complaint. In response, the Company and defendant BAM moved to compel arbitration of the claims asserted by Goldberg in the Second Amended Complaint.

On December 10, 2019, Goldberg, GMG2 Corp. (formerly known as Gary Goldberg & Company, Inc.), and GMG1 Corp. (formerly known as Gary Goldberg Planning Services, Inc.) filed a Statement of Claim with FINRA, naming the Company, BAM, James M. Bruderman and Matthew J. Bruderman as Respondents and asserting eleven "Counts" against all defendants collectively. The Company and the other Respondents submitted an Answer to the Statement of Claim on February 12, 2020, denying liability on each of the asserted claims.

On September 30, 2019, the Company and BAM commenced an arbitration before JAMS against Goldberg, asserting that Goldberg is required to arbitrate before JAMS each of the claims asserted by Goldberg in the New York Supreme Court action, Goldberg v. Bruderman Brothers LLC, et al., Index No. 159280/2019, as well as counterclaims by the Company and BAM against Goldberg. On November 1, 2019, the Arbitrator appointed by JAMS issued a decision determining that claims asserted by Goldberg in connection with the asset purchase agreements and the employment agreement must be arbitrated, but that claims for injunctive relief must be heard by the New York Supreme Court.

NOTE 9 – LITIGATION (CONTINUED)

On November 22, 2019, the Company and BAM commenced an action in New York Supreme Court against Goldberg asserting claims for injunctive relief only, enforcing against Goldberg the restrictive covenants mandated by the asset purchase agreements and the employment agreement.

On October 20, 2020, the New York Supreme Court issued a Decision & Order (the "NY Supreme Order") in the two New York Supreme Court cases. The NY Supreme Order stayed the FINRA arbitration, dismissed the two New York Supreme Court cases, and ordered that the all of the claims between the parties in the two New York Supreme Court cases and in the FINRA arbitration be arbitrated in JAMS. The NY Supreme Order also granted the Company a preliminary injunction, pending the JAMS arbitration, enjoining Goldberg from (i) engaging in any business that is competitive with the Company's business; (ii) causing any client or customer of the Company and/or any former client or customer of the Company from terminating his, her, or its relationship with the Company; (iii) soliciting any client or customer of the Company or any of its employees, as well as any former client or customer of Gary Goldberg & Co., Inc. or Gary Goldberg Planning Services, Inc.; (iv) entering into any Company office; (v) taking anything from the custody of the offices operated by the Company; and (vi) utilizing any tangible or intangible property owned by the Company. On October 23, 2020, Goldberg appealed the NY Supreme Order insofar as it preliminarily enforced the restrictive covenants. Goldberg's appeal is currently scheduled for oral argument on March 18, 2021.

The JAMS arbitration is currently in the discovery phase, and a hearing is currently scheduled to take place in October 2021. The Company believes that the value of its claims against Goldberg and the likelihood of prevailing on its claims significantly exceeds the value of Goldberg's claims and the likelihood of Goldberg prevailing. Accordingly, no provision has been made in the financial statements for the ultimate resolution of the arbitration.

On September 22, 2020, the Company was named as the sole respondent in a FINRA arbitration commenced by a former associated person of the Company. The claimant alleges that the Company is obligated to pay him $1,500,000.00 (plus interest, attorneys' fees, and costs) pursuant to a revenue sharing agreement allegedly applicable to a transaction the Company undertook in 2017. The Company has denied the claimant's claim, and has filed a counterclaim against the claimant seeking the return of monies loaned to claimant by individuals and entities affiliated with the Company. A hearing on this matter is currently scheduled to take place in June 2021. The Company believes that the claimant's claim has no merit. Accordingly, no provision has been made in the financial statements for the ultimate resolution of the arbitration.

NOTE 10 – INTANGIBLE ASSETS

The Company determined that intangible assets were impaired resulting in an impairment charge of $1,308,108 for the year ended December 31, 2020. The impairment of intangible assets was due to revised forecasted sales revenues Intangible assets consisted of the following at December 31, 2020:

	Gross Carrying Amount	Accumulated Amortization	Intangibles, net
Trade Name	$ 0	$ 0	$ 0
Non-Compete Agreements	0	0	0
Customer Relationships	365,647	36,564	329,083
Total	$365,647	$36,564	$329,083

No significant residual value is estimated for these intangible assets.

NOTE 11 – BAD DEBT EXPENSE

The Company wrote off a Junior Subordinated Promissory Note of $460,000 due from HMS Productions LLC ("HMS"), a related company under common control of the Company. The Company has determined to forgive the balance of principal and interest due as HMS has experienced significant financial disruptions resulting in its inability to repay its obligations.